Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-249680

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 28, 2020 (the “Base Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Aurora Cannabis Inc., 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6 (Telephone: 1-855-279-4652) (Attn: the Corporate Secretary), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 28, 2020

New Issue	January 25, 2021

AURORA CANNABIS INC.

6,600,000 Common Shares

This Prospectus Supplement relates to: (i) up to 6,000,000 common shares (the “Warrant Shares”) of Aurora Cannabis Inc. (“we”, “our”, “Aurora” or the “Company”), issuable from time to time upon the exercise of 6,000,000 common share purchase warrants (the “Warrants”) expected to be issued by the Company pursuant to the Unit Offering (defined below); (ii) up to 600,000 Warrant Shares issuable from time to time upon the exercise of up to 600,000 Warrants that may be issued by the Company upon the exercise of the Over-Allotment Option (as defined herein) pursuant to the terms of the Underwriting Agreement (as defined herein); and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined herein) (the “Offering”). See “Plan of Distribution”.

The Company filed a prospectus supplement dated January 22, 2021 to its Base Prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada, except Québec, and in connection therewith a prospectus supplement dated January 22, 2021 to its registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “Unit Offering”) by the Company to the public in Canada and the United States of units (“Units”), each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of U.S.$12.60 per Warrant Share until 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) that is 36 months from the closing of the Unit Offering, subject to adjustment in accordance with the terms of the Warrant Indenture. The exercise price of the Warrants was determined by negotiation between the Company and a syndicate of underwriters for the Unit Offering (the “Underwriters”).

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “ACB” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “21P”. The Company has applied to list the Warrant Shares on the TSX and the NYSE. The TSX has conditionally approved the listing of the Warrant Shares issuable on exercise of the Warrants on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before April 21, 2021, and to fulfilling the listing requirements of the NYSE.

This Prospectus Supplement is filed pursuant to (i) the Base Prospectus filed in all of the provinces of Canada except Québec, and (ii) a base shelf prospectus filed as part of a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which became effective on October 29, 2020 upon filing with the SEC (the “Registration Statement”).

No Underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Base Prospectus.

An investment in the Warrant Shares involves significant risks. You should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-18, the “Risk Factors” section in the Base Prospectus beginning on page 29 and in the documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Prospective investors should be aware that the exercise of the Warrants and acquisition of the Warrant Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and the accompanying Base Prospectus fully and consult with your own tax advisers. See “Certain Canadian Federal Income Tax Considerations”, “Material U.S. Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that the majority of our officers and directors are not residents of the United States, that the majority of the experts named in the Registration Statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Base Prospectus to “dollars” or “C$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

S-ii

Miguel Martin, the Chief Executive Officer and a director of the Company, and Margaret Shan Atkins and Lance Friedmann, directors of the Company, reside outside of Canada. Each of Miguel Martin, Margaret Shan Atkins and Lance Friedmann has appointed the Company, at its head office located at 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

The corporate head office of the Company is located at 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

S-iii

PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS

S-iv

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities being offered and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See “Documents Incorporated by Reference”.

The Company filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 Shelf Distributions. The Alberta Securities Commission issued a receipt dated October 29, 2020 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of the Registration Statement that we filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement became effective upon filing under the U.S. Securities Act on October 29, 2020. The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Warrant Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference therein are deemed modified or superseded by the statements made in this Prospectus Supplement and the information incorporated by reference herein. The Company has not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

The Company is not making any offer of the Warrant Shares in any jurisdiction where the offer is not permitted by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) filed by the Company with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

•	the annual information form of the Company for the year ended June 30, 2020, dated and filed on SEDAR on September 24, 2020 (our “2020 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the years ended June 30, 2020 and 2019, together with the reports of independent registered public accounting firm thereon, filed on SEDAR on September 24, 2020;

•	the management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2020, filed on SEDAR on September 24, 2020 (our “2020 Annual MD&A”);

•

the unaudited condensed interim consolidated financial statements of the Company, and the notes thereto for the three months ended September 30, 2020 and 2019, filed on SEDAR on November 9, 2020 (our “Interim Financial Statements”);

•	the management’s discussion and analysis of financial condition and results of operations for the three months ended September 30, 2020, filed on SEDAR on November 9, 2020 (our “Interim MD&A”);

•

the material change report regarding (i) the appointment of Miguel Martin as Chief Executive Officer effective September 8, 2020; (ii) amendments to the Company’s credit facility with a syndicate of banks; and (iii) the termination of the partnership with UFC in consideration of a U.S.$30 million termination fee, dated and filed on SEDAR on September 11, 2020;

•

the management information circular of the Company dated September 28, 2020, distributed in connection with the Company’s annual and special meeting of shareholders held on November 12, 2020, filed on SEDAR on September 29, 2020;

•

the material change report regarding (i) the announcement of a proposed overnight marketed public offering of units of the Company for total gross proceeds of approximately U.S.$125 million (the “November 2020 Public Offering”); (ii) the announcement of the pricing and upsizing of the November 2020 Public Offering; and (iii)  the announcement of the exercise by the underwriters of their over-allotment option in full and the closing of the November 2020 Public Offering, dated and filed on SEDAR on November 18, 2020;

•

the material change report regarding the Company entering into a second amended and restated credit facility (the “Second Amended Credit Agreement”) with a Canadian chartered bank and certain lenders, dated and filed on SEDAR on December  24, 2020;

•

the amended material change report amending the material change report dated and filed on SEDAR on December 24, 2020 regarding the Second Amended Credit Agreement, dated and filed on SEDAR on January 21, 2021; and

•	the term sheet for the Unit Offering dated January 21, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by us with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

When new documents of the type referred to in the paragraph above are filed by the Company with the commissions or similar regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement, other information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Information contained on the Company’s website, www.auroramj.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to purchase the Warrant Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Aurora Cannabis Inc., 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6 (Telephone: 1-855-279-4652) Attn: Corporate Secretary. These documents are also available electronically from the website of Canadian Securities Administrators at www.sedar.com (“SEDAR”) and from the EDGAR filing website of the United States Securities and Exchange Commission at www.sec.gov (“EDGAR”). The Company’s filings through SEDAR and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. We are not making an offer of Warrant Shares in any jurisdiction where the offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein, contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which may not be based on historical fact. These forward-looking statements are made as of the date of this Prospectus Supplement, the accompanying Base Prospectus or the applicable document incorporated by reference herein or therein, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Prospectus Supplement and the documents incorporated by reference include, but are not limited to, statements with respect to:

•	the Company’s expectation of achieving positive cash flow from operating activities in future periods;

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;

•	the completion of construction of production facilities, associated costs and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	adequacy and availability of credit facilities;

•	the Company’s business transformation plan and the anticipated benefits thereof;

•	future strategic plans;

•	anticipated growth in the global consumer use cannabis market and the global hemp-derived CBD market;

•	expectations regarding production capacity, costs and yields;

•	product sales expectations and corresponding forecasted increases in revenues and earnings before income taxes, depreciation and amortization;

•	the impact of the novel coronavirus pandemic (“COVID-19”) on the Company’s business, operations, capital resources and/ or financial results; and

•

other risks detailed from time to time in the documents incorporated herein by reference, and those risks which are discussed under the heading “Risk Factors” in this Prospectus Supplement and the Base Prospectus.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, covenants in financing agreements that may restrict the Company’s financial flexibility, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, as well as, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19. Readers are cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this Prospectus Supplement under the heading “Risk Factors”, as well as those set out in our 2020 AIF under the heading “Risk Factors”, in our 2020 Annual MD&A and in our Interim MD&A, each of which documents are incorporated by reference into this Prospectus Supplement. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Prospectus Supplement, the accompanying Base Prospectus and in the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Prospectus Supplement except as otherwise required by applicable law.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

NON-IFRS MEASURES

The information presented in this Prospectus Supplement and the accompanying Base Prospectus, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Company believes these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “C$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in our 2020 AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus Supplement, the financial information contained in such documents is expressed in Canadian dollars. The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2020, June 30, 2020 and June 30, 2019, as quoted by the Bank of Canada, were as follows:

	Three months ended September 30, 2020	Year ended June 30, 2020	Year ended June 30, 2019
	(expressed in Canadian dollars)
High	1.3616	1.4496	1.3642
Low	1.3042	1.2970	1.2803
Average	1.3321	1.3427	1.3237
Closing	1.3339	1.3628	1.3087

On January 22, 2021, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = C$1.2716.

OUR BUSINESS

This summary does not contain all the information about the Company that may be important to you. You should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement and the accompanying Base Prospectus.

Aurora is a Canadian cannabis company headquartered in Edmonton, Alberta focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•

Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs;

•	Research and innovation in plant genetics, cultivation, consumer insights and product development;

•	A broad and growing portfolio of successful brands that align with the needs of consumers and patients in segments from discount to ultra-premium;

•	Global leadership in consumer and medical markets that have significant and near-term profit potential; and

•	A transformed cost structure that provides a path to near-term, sustainable and growing positive earnings before interest, taxes, depreciation and amortization and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•

Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a market position in both countries;

•

Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established a top-three market position in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•

Global hemp-derived CBD market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC, a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Recent Developments

Global COVID-19 Pandemic

For the three months ended December 31, 2020, the COVID-19 pandemic did not materially disrupt the Company’s business, financial condition, or results of operations. As at the date of this Prospectus, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any significant impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the 2020 Annual MD&A for further discussion on the potential impacts of COVID-19.

November 2020 Public Offering

On November 16, 2020, the Company completed an overnight marketed public offering of units for total gross proceeds of U.S.$172,500,000. The Company issued a total of 23,000,000 units. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable for a period of 40 months and entitles the holder to purchase one Common Share at a price of U.S.$9.00 per common share.

Amendment to Credit Facility

On December 17, 2020, the Company entered into the Second Amended Credit Agreement with a Canadian chartered bank, as administrative agent, lead arranger and sole bookrunner and certain lenders party thereto from time to time (collectively, the “Lenders”). The Second Amended Credit Agreement replaced the Amended and Restated Credit Facility dated September 4, 2020, as amended. No changes were made to the commitment amounts under the facility, and the maturity date for the facility was extended to December 31, 2022. The Second Amended Credit Agreement provides for a minimum liquidity covenant rather than the minimum EBITDA covenants provided for under the prior facility.

The milestone targets for each quarter ending December 31, 2020 through June 30, 2021, the adjusted EBITDA covenant for the trailing 12-month period ending June 30, 2021, and the maximum senior funded debt to Adjusted EBITDA ratio covenant were removed in the Second Amended Credit Agreement. The Company agreed to: (A) increase the amount of unrestricted cash it will hold at all times to an amount equal to the lesser of (i) $75 million and (ii) two hundred and twenty-five percent of the outstanding principal amount under the term loan less the cash collateral posted by the Company, (B) introduce additional cash collateral of $50 million and (C) amend the amortization schedule to provide for principal payments of $6.25 million each fiscal quarter until maturity. There are no changes to the commitment amounts under the facility, which currently stand at $101.2 million under the term loan and $15 million under the revolver (currently $2 million drawn). The Second Amended Credit Agreement has a first ranking general security interest in the assets of the Company and can be repaid without penalty at the Company’s discretion. In addition, the amended credit facility relieves the Company of the obligation to repay the credit facility with funds generated from future equity issuances.

The Second Amended Credit Agreement contains customary representations and warranties, affirmative and negative covenants, and events of default. In addition, the Second Amended Credit Agreement contains a negative covenant which restricts the Company from making or acquiring any Investments that, among other things, do not satisfy the definition of a Permitted Acquisition, as such terms are defined in the Second Amended Credit Agreement.

Effect of Reduction of Operations on Financial Results

In November 2020, the Company formally terminated construction activity and closed its Aurora Sun facility, and in December 2020 the Company reduced production at its Aurora Sky facility by 75%, consistent with previous public statements by the Company about aligning production to current demand. Aurora Sky is currently testing new processes and methodologies proven successful at other cultivation sites in Aurora’s network, with an increased focus on innovation led by deep plant science and genetics expertise. These decisions are designed to improve Aurora’s product quality, innovation and agility and improve working capital cycles to drive positive operating cash flow. In connection with these strategic decisions, the Company expects to record non-cash impairment charges for the quarter ended December 31, 2020, which impairment charges are likely to be significant.

As previously disclosed, the Company does not expect to achieve positive adjusted EBITDA in the quarter as additional time is required to fully implement key elements of its “back to basics” regulated consumer packaged goods strategy. Furthermore, the unpredictability of the current demand environment and the resurgence of COVID-19 which has impacted consumer access to in-store purchases at cannabis retail locations in key provinces, may further impact current results. In late December 2020 and early in 2021, the Company also enacted a number of proactive measures to improve sales velocity in the Canadian consumer market, including C$2 to C$3 million of a company-initiated planned return of lower-potency products from provincial distributors to make room for higher potency quality products now available due to the Company’s focus on premiumization. Management expects that these decisions may have a short term impact on the Company’s results but will positively impact sales velocity in the near term. The Company is no longer required to achieve positive adjusted EBITDA in the quarter under the terms of its amended credit facility which provides greater operational flexibility to execute a sustainable profitability model, and may not achieve adjusted EBITDA improvement relative to the quarter ended September 30, 2020 for the reasons set forth above.

Cybersecurity Incident

On December 25, 2020, the Company experienced a cybersecurity incident during which unauthorized parties accessed certain internal human resources data stored on third-party cloud software. The Company immediately took steps to mitigate the incident and the Company’s existing systems prevented material harm to the business and operations. The Company is actively consulting with security experts; its patient systems were not compromised, and the Company’s network of operations was not affected. While the Company is seeking to improve its data security and related systems and processes, it may be subject to similar attacks in the future, and its data protections may not be effective due to the evolving nature of these threats.

USE OF PROCEEDS

We will receive all proceeds of the full issue price of U.S.$12.60 per Warrant Share upon issuance of the Warrant Shares upon any exercise of the Warrants from time to time. Assuming that all of the Warrants are exercised prior to 5:00 p.m. (Toronto time) on the Expiry Date for cash, that no adjustment based on anti-dilution provisions contained in the Warrant Indenture has taken place and that the Over-Allotment Option is exercised in full, the proceeds to the Company will be U.S.$8,316,000. There is no assurance as to how many Warrants will be exercised, if any. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any, or the proceeds of such offering.

It is currently anticipated that the Company will use any proceeds from the Offering for working capital and other general corporate purposes, which may include opportunistically reducing debt. The proceeds may be applied to capital expenditures at the Company’s operations and to future acquisitions. Although the Company intends to use the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the proceeds from the sale of these Warrant Shares. See “Risk Factors – The Company has discretion with respect to the use of proceeds from this Offering.”

During the fiscal year ended June 30, 2020 and the first quarter ended September 30, 2020, the Company had negative cash flow from operating activities. Although the Company anticipates it will be able to generate positive cash flow from operating activities in the future, the Company cannot guarantee it will have positive cash flow from operating activities in any future period. To the extent that the Company has negative operating cash flow in any future period, current working capital and certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. See “Risk Factors – Risks Related to the Offering – Negative Cash Flow from Operations”.

CONSOLIDATED CAPITALIZATION

As of January 22, 2021, the Company had 184,190,819 Common Shares issued and outstanding. Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since September 30, 2020, being the date of the Interim Financial Statements incorporated by reference in this Prospectus, other than:

•	the Company entered into the Second Amended Credit Agreement on December 17, 2020; however, there were no changes to the commitment amounts under the facility;

•

the issuance of 23,000,000 units, each consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to acquire an additional Common Share for a period expiring March 24, 2024, for gross proceeds of U.S.$172,500,000;

•	the issuance of 27,231,460 Common Shares pursuant to the Company’s ATM Program for gross proceeds of approximately U.S.$127.1 million;

•	the issuance of 54,744 Common Shares on the exercise of 54,744 restricted share units of the Company (“RSUs”);

•	the issuance of 3,639 Common Shares on the exercise of 3,639 deferred share units of the Company (“DSUs”);

•	the issuance of 467,817 Common Shares issued at a deemed price of $10.0968 per share for milestone payments (“Milestone Payments”) in connection with a previous acquisition;

•	the issuance of 44,095 and 29,617 Common Shares issued at a deemed price of $12.4728 and $13.3800 per share, respectively, for service fee payments; and

•	the return to treasury of 50,283 Common Shares on November 18, 2020, previously held in escrow in connection with a previous acquisition.

each as described further below under “Prior Sales”.

The following table shows the effect of the November 2020 Public Offering, the Unit Offering and the Offering (assuming all Warrants are exercised prior to the Expiry Date and the Over-Allotment Option is exercised in full) on the issued share capital of the Company. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in the Prospectus.

Description	As at September 30, 2020, before giving effect to the November 2020 Public Offering, the Unit Offering and the Offering	As at September 30, 2020, after giving effect to the November 2020 Public Offering and before giving effect to the Unit Offering and the Offering	As at September 30, 2020, after giving effect to the November 2020 Public Offering and the Unit Offering and before giving effect to the Offering(1)	As at September 30, 2020, after giving effect to the November 2020 Public Offering, the Unit Offering and the Offering(1)
Common Shares	133,409,730	156,409,730	169,609,730	176,209,730
Share Capital (in thousands of $)	C$5,938,575	C$181,623,577	C$349,350,164	C$467,936,542
Warrants	1,078,747	12,578,747	19,178,747	12,578,747

(1)

Assuming a currency exchange rate equivalent to the daily exchange rate for the United States dollar in terms of Canadian dollars on September 30, 2020, as quoted by the Bank of Canada, being U.S.$1.00 = C$1.3339.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company since the year ended June 30, 2020. For details of all Common Shares issued during the year ended June 30, 2020, see the Company’s 2020 AIF.

Date of Issuance	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security
July 2, 2020	ATM Program	3,768	U.S.$	12.4766
July 3, 2020	RSU Release	20,046	C$	16.43
August 6, 2020	Exercise of Stock Options	223	C$	3.60
August 7, 2020	RSU Release	973	C$	14.21
August 11, 2020	Milestone Payment	2,171,355	C$	14.00
August 18, 2020	RSU Release	6,913	C$	13.29
August 18, 2020	Exercise of Stock Options	4,861	C$	3.60
August 27, 2020	RSU Release	15,694	C$	12.65
September 14, 2020	RSU Release	1,558	C$	9.94
September 14, 2020	ATM Program	238,400	U.S.$	7.6559
September 16, 2020	ATM Program	828,909	U.S.$	7.2685
September 17, 2020	ATM Program	600,000	U.S.$	7.1828
September 18, 2020	ATM Program	1,407,209	U.S.$	7.16
September 21, 2020	ATM Program	500,000	U.S.$	6.8885
September 22, 2020	ATM Program	500,000	U.S.$	6.702
September 23, 2020	ATM Program	1,200,000	U.S.$	6.3241
September 25, 2020	Acquisition	830,287	C$	8.1183
September 25, 2020	ATM Program	3,000,000	U.S.$	5.5107
September 28, 2020	DSU Release	1,285	C$	8.552
September 28, 2020	RSU Release	66	C$	9.94
September 28, 2020	ATM Program	3,028,643	U.S.$	5.1551
September 29, 2020	ATM Program	1,000,000	U.S.$	5.0401
September 30, 2020	ATM Program	2,820,729	U.S.$	4.8585
October 1, 2020	RSU Release	10,814	C$	6.65
October 2, 2020	DSU Release	3,639	C$	6.668
October 2, 2020	ATM Program	795,967	U.S.$	4.7635
October 5, 2020	ATM Program	750,000	U.S.$	4.688
October 6, 2020	ATM Program	670,000	U.S.$	4.6029
October 7, 2020	ATM Program	800,000	U.S.$	4.6466
October 8, 2020	ATM Program	732,600	U.S.$	4.5717
October 9, 2020	ATM Program	1,300,000	U.S.$	4.5794
October 13, 2020	ATM Program	5,650,000	U.S.$	4.9391
October 14, 2020	ATM Program	4,348,487	U.S.$	5.2267
October 14, 2020	ATM Program	1,589,406	U.S.$	4.978
October 15, 2020	ATM Program	1,275,000	U.S.$	4.8096
October 16, 2020	ATM Program	1,330,000	U.S.$	4.5942
October 19, 2020	ATM Program	2,050,000	U.S.$	4.3096
October 20, 2020	RSU Release	101	C$	5.45
October 20, 2020	ATM Program	5,940,000	U.S.$	4.0539
October 23, 2020	RSU Release	304	C$	6.12
November 16, 2020	Public Offering(1)	23,000,000	U.S.$	7.50
November 17, 2020	RSU Release	20,910	C$	9.34
November 25, 2020	RSU Release	20,156	C$	9.43
November 30, 2020	Milestone Payment	467,817	C$	10.0968
December 7, 2020	RSU Release	556	C$	14.08
December 15, 2020	RSU Release	1,389	C$	12.48
December 21, 2020	Service Fee	44,095	C$	12.4728
January 5, 2021	RSU Release	233	C$	14.42
January 15, 2021	Service Fee	29,617	C$	13.38
January 19, 2021	RSU Release	281	C$	15.64

(1)	The Offering was comprised of units consisting of one Common Share and one half of one Common Share purchase warrant.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company following the year ended June 30, 2020. For details of all securities convertible or exercisable into Common Shares that were issued or granted during the year ended June 30, 2020, see the Company’s 2020 AIF.

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
July 27, 2020	Stock Options	2,686	C$	14.00
September 10, 2020	Stock Options	131,211	C$	10.09
September 10, 2020	RSUs	523,313		N/A
September 10, 2020	DSUs	9,107		N/A
September 30, 2020	DSUs	1,967		N/A
October 9, 2020	RSUs	15,158		N/A
November 3, 2020	RSUs	3,800		N/A
November 12, 2020	PSU	425,939		N/A
November 30, 2020	Warrants	233,908	C$	11.11
November 30, 2020	Options	20,226	C$	15.25
November 30, 2020	DSUs	5,160		N/A
December 8, 2020	PSUs	5,076		N/A
December 8, 2020	RSUs	6,689		N/A
December 8, 2020	Options	8,106	C$	13.35
December 9, 2020	PSUs	2,906		N/A
December 9, 2020	RSUs	4,297		N/A
December 9, 2020	Options	3,975		$13.59
December 14, 2020	RSUs	141,547		N/A
December 14, 2020	Options	243,963		$12.61
December 31, 2020	DSUs	1,159		N/A

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX and NYSE under the trading symbol “ACB”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of our Common Shares (reflecting the Company’s share consolidation completed on May 11, 2020) on the TSX and the NYSE for each of the months (or, if applicable, partial months) indicated during the 12-month period prior to the date of this Prospectus Supplement.

Month	TSX Price Range		Total Volume
	High (C$)	Low (C$)
January 2020	33.48	25.8	17,038,166
February 2020	33.96	21.72	13,482,772
March 2020	22.32	10.8	21,282,576
April 2020	14.64	11.16	13,017,487
May 2020	24.1	8.29	75,656,069
June 2020	21.02	16.79	44,275,334
July 2020	17.31	13.65	24,880,382
August 2020	14.23	12.31	24,347,074
September 2020	12.16	6.2	55,191,623
October 2020	6.73	5.08	64,975,508
November 2020	15.25	5.82	249,385,247
December 2020	14.43	10.6	126,593,162
January 1 - 22, 2021	16.94	10.64	97,728,034

On January 22, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of our Common Shares as reported on the TSX was C$13.54 per share.

Month	NYSE Price Range		Total Volume
	High (U.S.$)	Low (U.S.$)
January 2020	25.80	19.80	57,938,304
February 2020	25.68	16.08	49,162,112
March 2020	16.56	7.50	65,044,377
April 2020	10.52	8.02	52,509,794
May 2020	17.40	5.80	463,900,797
June 2020	15.74	12.36	121,749,317
July 2020	12.87	10.19	74,030,133
August 2020	10.73	9.36	54,561,560
September 2020	9.3	4.65	175,344,201
October 2020	5.1	3.83	276,674,319
November 2020	11.68	4.43	1,591,071,534
December 2020	11.24	8.31	594,307,446
January 1 - 22, 2021	13.32	8.30	439,727,490

On January 22, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of our Common Shares as reported on the NYSE was U.S$10.65 per share.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. For a description of the terms and provisions of the Common Shares, see “Description of Securities Being Distributed – Common Shares” in the Base Prospectus. As of January 22, 2021, there were 184,190,819 Common Shares outstanding. After giving effect to the issue of the Unit Shares (assuming the Over-Allotment Option is exercised in full), there will be 197,390,819 Common Shares outstanding. If all of the Warrants are exercised (assuming the Over-Allotment Option is exercised in full), there will be 203,990,819 Common Shares outstanding.

PLAN OF DISTRIBUTION

This Prospectus Supplement relates to: (i) up to 6,000,000 Warrant Shares issuable from time to time on exercise of 6,000,000 Warrants expected to be issued by the Company pursuant to the Unit Offering; (ii) up to an additional 600,000 Warrant Shares issuable from time to time on exercise of up to 600,000 Warrants that may be issued by the Company upon exercise of the Over-Allotment Option pursuant to the terms of the Underwriting Agreement; and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants to be entered into between the Company and Computershare Trust Company of Canada, as warrant agent (the “Warrant Indenture”).

Each Warrant will entitle the holder to purchase one Warrant Share from the treasury of the Company at the price of U.S.$ 12.60 per Warrant Share until 5:00 p.m. (Toronto time) on the Expiry Date, subject to adjustment and in accordance with the terms and conditions set out in the Warrant Indenture, after which such Warrants will become null and void.

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Company at www.sedar.com and with the SEC at www.sec.gov. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.

The Warrant Indenture will provide that the number of Warrant Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants, options or other convertible securities);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(d)

the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price” (as defined in the Warrant Indenture) of Common Shares on such record date; and

(e)

the issuance or distribution to all or substantially all of the holders of Common Shares of (i) securities, including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets or (ii) any property or assets, including evidences of indebtedness.

The Warrant Indenture will also include provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of the following additional events:

(a)	the reclassification of the Common Shares or exchange or change of the Common Shares into other shares;

(b)

the amalgamation, arrangement or merger with or into any other corporation or other entity (other than an amalgamation, arrangement or merger which does not result in any reclassification of the Company’s outstanding Common Shares or an exchange or change of the Common Shares into other shares); and

(c)	the transfer of the Company’s undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

The Warrant Indenture will provide that: (i) no adjustment to the exercise price for the Warrants will be required to be made unless such adjustment would result in a change of at least 1% in the exercise price for the Warrants; and (ii) no adjustment to the number of Warrant Shares issuable upon exercise of the Warrants will be required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share.

The Company will covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, will be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby. Subject to the voting rights set forth in the Warrant Indenture, the rights of holders of the Warrants may, in certain circumstances, be modified by way of an extraordinary resolution passed by the affirmative vote of the holders of not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants at a meeting duly called and held in accordance with the terms of the Warrant Indenture at which there are present in person or by proxy at least two holders representing at least 20% of the aggregate number of all the then outstanding Warrants.

The Warrant Indenture will also provide that in the event of an extraordinary transaction, as described in the Warrant Indenture and generally including any merger, arrangement or amalgamation of the Company with or into another entity, sale of all or substantially all of the Company’s assets, tender offer or exchange offer, or reclassification of the Common Shares, the holders of the Warrants will generally be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such extraordinary transaction.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Company, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the Warrant Agent nor the Company will have any obligation to verify or confirm the accuracy of such determination.

The Company will use commercially reasonable best efforts to maintain a registration statement effective until the earlier of the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Company’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture), which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer usable. If, at any time prior to the Expiry Date, the Company determines that no registration statement filed with the SEC is effective, or that its use is suspended, no holder of Warrants will be permitted to exercise Warrants unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the holders of Warrants will receive a notice of this determination, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed and (y) the Expiry Date, if the Current Market Price (as defined in the Warrant Indenture) of the Common Shares exceeds the exercise price for the Warrants, also be exercised by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a certificate for a number of Warrant Shares determined on the basis of the excess of the current market price over the exercise price for the Warrants.

The principal transfer office of the Warrant Agent in Vancouver, British Columbia is the location at which Warrants may be surrendered for exercise or transfer.

The Company filed a prospectus supplement dated January 22, 2021 to its Base Prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada, except Québec, and in connection therewith a prospectus supplement dated January 22, 2021 to the Registration Statement with the SEC relating to the offering by the Company to the public in Canada and the United States of Units. In connection with the Unit Offering, the Company has qualified the distribution by the Company of up to 13,200,000 Units at a price of U.S.$10.45 per Unit pursuant to the terms of the underwriting agreement entered into between the Company and the Underwriters on January 22, 2021 (the “Underwriting Agreement”). The Unit Offering is expected to be completed on or about January 26, 2021. The exercise price of the Warrants was determined by negotiation between the Company and the Underwriters.

The Company granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,200,000 Units (the “Over-Allotment Units”), comprised of 1,200,000 additional Unit Shares (“Over-Allotment Unit Shares”) and 600,000 additional Warrants (“Over-Allotment Warrants” and, together with the Over-Allotment Units and Over-Allotment Unit Shares, the “Over-Allotment Securities”). The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Unit Offering. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) Over-Allotment Unit Shares at a price of U.S.$9.58 per Over-Allotment Unit Share; or (iii) Over-Allotment Warrants at a price of U.S.$1.74 per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Securities so long as the aggregate number of Over-Allotment Unit Shares and Over-Allotment Warrants that may be issued under the Over-Allotment Option does not exceed 1,200,000 Over-Allotment Unit Shares and 600,000 Over-Allotment Warrants.

It is a condition of closing of the Unit Offering that the Company has filed with the SEC this Prospectus Supplement registering the offering of the Warrant Shares issuable from time to time upon the exercise of the Warrants.

This Prospectus Supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the MJDS. This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the Warrant Shares to which it relates.

The Warrant Shares to which this Prospectus Supplement relates will be sold directly by the Company to holders of Warrants upon any exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

The Common Shares are listed on the TSX and on the NYSE under the symbol “ACB” and on the FSE under the symbol “21P”. The Company has applied to list the Warrant Shares on the TSX and the NYSE. The TSX has conditionally approved the listing of the Warrant Shares issuable on exercise of the Warrants on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before April 21, 2021, and to fulfilling the listing requirements of the NYSE.

There is no assurance as to how many of the Warrants will be exercised, and accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any. No party has any obligation to purchase any Warrant Shares qualified by this Prospectus Supplement.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Common Shares.

RISK FACTORS

An investment in the Common Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Common Shares. Investors should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting us in connection with our business are set out under the heading “Risk Factors” in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading “Risk Factors” in the 2020 AIF. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial conditions, causing an investor to lose all, or part of, its, his or her investment.

The Company has discretion with respect to the use of proceeds from this Offering.

Management will have broad discretion with respect to the use of the proceeds from this Offering, if any, and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, the Company intends to use the proceeds from this Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as its business and the industry the Company addresses evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from the Company’s current expectations. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Negative Cash Flow from Operations

The Company had negative operating cash flows for the fiscal year ended June 30, 2020 and the first quarter ended September 30, 2020. Although the Company anticipates it will be able to generate positive cash flow from operating activities in the future, the Company cannot guarantee it will have positive cash flow from operating activities in any future period. To the extent that the Company has negative operating cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. See “Use of Proceeds”.

Future sales or issuances of Common Shares could decrease the value of any existing Common Shares or Warrants, dilute voting power of holders of Common Shares and reduce the Company’s earnings per share.

Future issuances of equity securities by the Company could decrease the value of any existing Common Shares and Warrants, dilute voting power of holders of Common Shares, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult. With any additional sale or issuance of equity securities, holders of Common Shares will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

The Company may issue additional equity securities (including through the sale of securities convertible into, or exchangeable for, Common Shares) under the Company’s current equity incentive plans. In addition, the Company may issue Common Shares to finance its operations or future acquisitions. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares and Warrants.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares and the Warrants.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions, which could also affect the market price of the Warrants.

The market prices for the securities of cannabis companies, including the Company, have historically been, and may in the future be, subject to large fluctuations. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the cannabis industry, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares and Warrants.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares and Warrants, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of cannabis companies in general could depress the price of the Company’s securities, including the price of the Common Shares and Warrants, regardless of the Company’s results. Following declines in the market price of a corporation’s securities, securities class-action litigation could be instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

No public market for Warrants

Although the Company has applied to list the Warrants on the TSX, there can be no assurance that such listing will be obtained. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. There can be no assurance that a secondary market for trading in the Warrants will develop or that any secondary market which does develop will continue and if it does develop, that it will be active. This may affect the pricing of the Warrants in the secondary market and the transparency and availability of trading prices. Without an active market, the liquidity of the Warrants will be limited and you may be unable to sell the Warrants at the prices desired or at all. The Warrants have an exercise price of U.S.$12.60 per Warrant Share (subject to adjustment in certain circumstances) and can be exercised at any time prior to the Expiry Date. In the event the market price of the Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value. Holders of the Warrants will have no rights as shareholders of the Company until they exercise the Warrants in accordance with their terms. Upon exercise of the Warrants, holders of the Warrant Shares deliverable on the exercise of such Warrants will be entitled to exercise the rights of a shareholder in respect of such Warrant Shares only in respect of matters for which the record date occurs after the exercise date. See “Description of Securities Being Distributed – Warrants”.

An investment in the Warrant Shares may result in the loss of an investor’s entire investment.

An investment in the Warrant Shares of the Company is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

The Company has not made a formal determination as to whether it was a PFIC for the year ended June 30, 2020 although it believes that it is not a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Prospectus Supplement captioned “Material U.S. Federal Income Tax Considerations”) of our Common Shares or Warrants, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The Company intends to make a formal determination concerning its PFIC status promptly following the close of its current tax year, to communicate that determination to investors and endeavor to provide information required by investors for a QEF election if the Company determines that it is a PFIC. See “Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

ELIGIBILITY FOR INVESTMENT

In the opinion of McMillan LLP, counsel to the Company, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), and the proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Warrant Shares will be “qualified investments” under the Tax Act at a particular time for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a tax-free savings account (“TFSA”) (each, a “Registered Plan”) and a deferred profit sharing plan (“DPSP”), provided that, at that time, either the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Company is otherwise a “public corporation” (other than a mortgage investment corporation) as defined in the Tax Act.

Notwithstanding that the Warrant Shares may be “qualified investments” for a Registered Plan as referenced above, if the Warrant Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the annuitant of the RRSP or RRIF, the holder of the RDSP or TFSA, or the subscriber of the RESP, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Warrant Shares will generally not be a “prohibited investment” for a Registered Plan if the annuitant, holder or subscriber, as applicable, (a) deals at “arm’s length” with the Company for the purposes of the Tax Act, and (b) does not have a “significant interest” (as defined for purposes of the prohibited investment rules in the Tax Act) in the Company. In addition, the Warrant Shares will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

Prospective purchasers who intend to invest within a Registered Plan or DPSP should consult their own tax advisors in advance with respect to the application of these and other tax rules in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, (i) holds Warrant Shares and Warrants as capital property, (ii) deals at arm’s length with the Company and the Underwriters and any subsequent purchaser of such securities, and (iii) is not affiliated with the Company or the Underwriters or any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, the Warrant Shares and Warrants will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to (i) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) a Holder that is a “specified financial institution”, as defined in the Tax Act, (iii) a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) a Holder that makes or has made a functional currency reporting election for purposes of the Tax Act, (v) a Holder that has entered into or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined in the Tax Act, with respect to the Warrants or Warrant Shares, or (vi) a Holder that is otherwise of special status or in special circumstances. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Warrant Shares or Warrants. All such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Warrant Shares.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Any particular Holder should consult their own tax advisors with respect to provincial, territorial or foreign tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

Holders are required to compute their income and gains for Canadian tax purposes in Canadian dollars. Therefore, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Warrant Shares must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the CRA.

Allocation of Cost

Holders will be required to allocate the aggregate cost of a Unit between the Common Share and the one-half Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate as consideration for their issue U.S.$9.58 to each Common Share and U.S.$0.87 to each one-half Warrant acquired as part of a Unit. The Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder, and no valuation or related opinion has been sought or obtained in this regard.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares held as capital property immediately before the acquisition of the Warrant Share.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders whose Warrant Shares might not otherwise constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other “Canadian security” (as defined in the Tax Act) held by such persons, in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an “eligible dividend”, and the Company has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income for a taxation year but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Warrant Shares

A Resident Holder who disposes or is deemed to dispose of a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Warrant Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may, in general terms, be carried back and deducted in any of the three preceding taxation years, or in any subsequent year, against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Warrant Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains and dividends received or deemed to be received on a Warrant Share to the extent that such dividends are not deductible in computing the Resident Holder’s taxable income for the taxation year. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold, and are not deemed to use or hold Warrants or Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are generally subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Non-Resident Holders should consult their own tax advisors in this regard. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend (a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

Disposition of Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Warrant Share unless such Warrant Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; AND (ii) more than 50% of the fair market value of the Warrant Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, Warrant Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under certain other provisions of the Tax Act.

Non-Resident Holders who may hold Warrant Shares as taxable Canadian property should consult their own tax advisors.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF THE WARRANT SHARES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax consequences of the acquisition, ownership, exercise, and disposition of the Warrant Shares that are applicable to a U.S. Holder, as defined below, that acquires the Warrant Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10 percent or more of the total combined voting power of all classes of Company stock entitled to vote, or 10 percent or more of the total value of shares of all classes of Company stock. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding Warrants and the Warrant Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Warrants or Warrant Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or foreign laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of the Warrants and Warrant Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of the Warrant and Warrant Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Securities is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Securities.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, the Company has not made a formal determination whether it was a PFIC for the year ended June 30, 2020, although it believes that it is not currently a PFIC, and this discussion assumes that the Company is not a PFIC, as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Securities and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Securities.

Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Ownership and Disposition of Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Company believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s securities will be readily tradable on an established securities market in the United States; however, there can be no assurance that the Warrant Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates and to additional rules described below under “Passive Foreign Investment Company Considerations.”

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Warrant Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Warrant Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to the Warrant Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Warrant Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Warrant Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Warrant Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Warrant Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Warrant Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Warrant Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Warrant Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Warrant Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Company has not made a formal determination as to whether it was a PFIC for the year ended June 30, 2020 although it believes that it is not a PFIC for U.S. federal income tax purposes. The determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Company’s classification. Accordingly, it is possible that the Company may be classified as a PFIC in a past year, in its current taxable year, or in future years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds the Warrant Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above. The Company intends to make a formal determination concerning its PFIC status promptly following the close of the current tax year, to communicate that determination to investors and endeavor to provide information required by investors for a QEF election (described below) if the Company determines that it is a PFIC.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds the Warrants or Warrant Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Warrants or Warrant Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Warrants or Warrant Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Warrants or Warrant Sharse during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Securities. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Warrants or Warrant Shares rateably over its holding period for such Warrants or Warrant Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. As described below under “Information Reporting and Backup Withholding,” if the Company were classified as a PFIC, such U.S. Holders would generally be required to file IRS Form 8261.

If the Company were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Warrant Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Warrant Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that the Warrant Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of the Warrant Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Warrant Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in the Warrant Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in the Warrant Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Warrant Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply, and different rules would apply, to a U.S. Holder that elected to treat the Company as a “qualified electing fund” or “QEF”. An election with respect to Warrant Shares to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. A QEF election may not be made with respect to the Warrants. U.S. Holders are urged to consult their own tax advisor regarding the manner and consequences of making a QEF election.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Warrants or Warrant Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Securities will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Warrants or Warrant Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Warrants or Warrant Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Warrants or Warrant Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a Company or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Warrants, the Warrant Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN WARRANT SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Miguel Martin, the Chief Executive Officer and a director of the Company, and Margaret Shan Atkins and Lance Friedmann, directors of the Company, reside outside of Canada. Each of Miguel Martin, Margaret Atkins and Lance Friedmann has appointed the Company, at its head office located at 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by McMillan LLP, as to matters of Canadian law, and Jenner & Block LLP, as to matters of United States law.

As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP, as a group, beneficially, directly or indirectly, own less than 1% of any class of securities of the Company.

AUDITORS

The auditors of the Company are KPMG LLP, Chartered Professional Accountants, through its offices in Vancouver, British Columbia. KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

ADDITIONAL INFORMATION

The Company has filed the Registration Statement with the SEC. This Prospectus Supplement and the accompanying Base Prospectus, which constitute part of the Registration Statement, together do not contain all of the information set forth in the Registration Statement or the accompanying exhibits and schedules, as certain items that are not included in the Prospectus are included in the Registration Statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered in the Prospectus, see the Registration Statement and the accompanying exhibits and schedules. Statements contained in the Prospectus Supplement and Base Prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved. Such contracts, agreements, or other documents are or will also be filed by the Company on SEDAR at www.sedar.com in accordance with applicable Canadian securities laws.

We are subject to the informational reporting requirements of the U.S. Exchange Act as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, we are required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the U.S. Exchange Act.

The Company files annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

•	the annual information form;

•	management’s annual discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

•	other information specified by the Form 40-F.

As a foreign private issuer, the Company is required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and NYSE; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and download the documents the Company has filed with the SEC on EDGAR at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Other than Martin Miguel, Margaret Shan Atkins and Lance Friedmann, all of our directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Base Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company has been advised by its Canadian counsel, McMillan LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Company filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the Warrant Shares under this Prospectus Supplement and the accompanying Base Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents referred to in the Base Prospectus, the following documents have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Base Prospectus;

(ii)	the Underwriting Agreement among the Company and the Underwriters; and

(iii)	the Warrant Indenture between the Company and the Warrant Agent.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	October 28, 2020

AURORA CANNABIS INC.

U.S.$500,000,000

Common Shares

Warrants

Options

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”), options (the “Options”), subscription receipts (the “Subscription Receipts”), debt securities (the “Debt Securities”), or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Aurora Cannabis Inc. (the “Company” or “Aurora”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to U.S.$500,000,000. The Securities may be offered in amounts and at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants or Options, the number of Warrants or Options offered, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants or Options, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants or Options are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Options, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Aurora with respect to the payment of the principal, premium, if any, and interest on the Debt Securities. The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor. For a more detailed description of the Debt Securities that may be offered, see “Description of Securities – Debt Securities - Guarantees”, below.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. This Prospectus may qualify an at-the-market distribution through a stock market or stock exchange outside of Canada. In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under NI 44-102) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an at-the-market distribution under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilise or maintain the market price of the Securities sold in the at-the-market distribution.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (“NYSE”) under the trading symbol “ACB” and on the Frankfurt Stock Exchange (“FSE”) under the symbol “21P”. The closing price of the Company’s Common Shares on the TSX, NYSE and FSE on October 27, 2020 was $5.24 per Common Share, U.S.$4.00 per Common Share and €3.52 per Common Share, respectively. Unless otherwise disclosed in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Options, the Subscription Receipts and the Units will not be listed on any securities exchange. Unless the Securities are disclosed to be listed, there will be no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Miguel Martin, the Chief Executive Officer and a director of the Company, and Margaret Shan Atkins and Lance Friedmann, directors of the Company, reside outside of Canada. Each of Miguel Martin, Margaret Atkins and Lance Friedmann has appointed McMillan LLP, at its office located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

The corporate head office of the Company is located at 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

GENERAL MATTERS

In this Prospectus, “Aurora”, “we”, “us” and “our” refers, collectively, to Aurora Cannabis Inc. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

We are a British Columbia company that is a “reporting issuer” under Canadian securities laws in each of the provinces of Canada. In addition, our Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Common Shares are traded in Canada on the TSX and in the United States on the NYSE under the symbol “ACB”.

This Prospectus is a base shelf prospectus that:

•

we have filed with the securities commissions in each of the provinces of Canada, except Quebec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with Canadian National Instrument 44-102—Shelf Distributions (“NI 44-102”); and

•

forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”) under the multijurisdictional disclosure system adopted by Canada and the United States (the “MJDS”).

Under this Prospectus, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of U.S.$500,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus documents that we have filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. You may obtain copies of the documents incorporated herein by reference without charge from Aurora Cannabis Inc., 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6 (Telephone: 1-855-279-4652) Attn: Corporate Secretary. These documents are also available electronically from the website of Canadian Securities Administrators at www.sedar.com (“SEDAR”) and from the EDGAR filing website of the United States Securities and Exchange Commission at www.sec.gov (“EDGAR”). The Company’s filings through SEDAR and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by us with various securities commissions or similar authorities in the provinces of Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

•	the annual information form of the Company for the year ended June 30, 2020, dated and filed on SEDAR on September 24, 2020 (our “2020 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the years ended June 30, 2020 and 2019, together with the reports of our independent registered public accounting firm thereon, filed on SEDAR September 24, 2020;

•	the management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2020, filed on SEDAR on September 24, 2020 (our “2020 Annual MD&A”);

•

the material change report regarding (i) the appointment of Miguel Martin as Chief Executive Officer effective September 8, 2020; (ii) amendments to the Company’s credit facility with a syndicate of banks; and (iii) the termination of the partnership with UFC in consideration of a U.S.$30 million termination fee, dated and filed on SEDAR on September 11, 2020; and

•

the management information circular of the Company dated September 28, 2020, distributed in connection with the Company’s annual and special meeting of shareholders to be held on November 12, 2020, filed on SEDAR on September 29, 2020.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which the Prospectus forms a part. In addition, we may incorporate by reference into the Prospectus, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in NI 41-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD LOOKING STATEMENTS

The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which may not be based on historical fact. These forward-looking statements are made as of the date of this Prospectus or the applicable document incorporated by reference herein and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Prospectus and the documents incorporated by reference include, but are not limited to, statements with respect to:.

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;

•	the completion of construction of production facilities, associated costs and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	the Company’s business transformation plan and the anticipated benefits thereof;

•	future strategic plans;

•	anticipated growth in the global consumer use cannabis market;

•	expectations regarding production capacity, costs and yields;

•	product sales expectations and corresponding forecasted increases in revenues and earnings before income taxes, depreciation and amortization; =

•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/ or financial results; and

•

other risks detailed from time to time in our annual information forms, annual financial statements, MD&A, interim financial statements and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, as well as, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19. Readers are cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this Prospectus under the heading “Risk Factors”, as well as those set out in our 2020 AIF under the heading “Risk Factors” and in our 2020 Annual MD&A, each of which documents are incorporated by reference into this Prospectus. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Prospectus except as otherwise required by applicable law.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Prospectus:

ATM Program	the Company’s program for completing “at-the-market distributions” (as defined under NI 44-102) qualified under the Company’s short form base shelf prospectus dated May 10, 2019;

BCBCA	the British Columbia Business Corporations Act;

Health Canada	the Canadian federal department responsible for health;

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements and other financial information included or incorporated by reference in this Prospectus may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

NON-IFRS MEASURES

The information presented in this Prospectus, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in our 2020 AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended June 30, 2020, June 30, 2019 and June 30, 2018, as quoted by the Bank of Canada, were as follows:

	Year ended June 30, 2020	Year ended June 30, 2019	Year ended June 30, 2018
	(expressed in Canadian dollars)
High	1.4496	1.3642	1.3310
Low	1.2970	1.2803	1.2128
Average	1.3427	1.3237	1.2701
Closing	1.3628	1.3087	1.3168

On October 27, 2020, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3164.

OUR BUSINESS

Aurora is a Canadian cannabis company headquartered in Edmonton, Alberta focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•

Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs;

•	Research and innovation in plant genetics, cultivation, consumer insights and product development;

•	A broad and growing portfolio of successful brands that align with the needs of consumers and patients in segments from discount to ultra-premium;

•	Global leadership in consumer and medical markets that have significant and near-term profit potential; and

•	A transformed cost structure that provides a path to near-term, sustainable and growing positive earnings before interest, taxes, depreciation and amortization and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•

Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a market position in both countries;

•

Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established a top-three market position in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•

Global hemp-derived CBD market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC, a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Recent Developments

Changes to Board of Directors and Executive Leadership Team

On July 6, 2020, the Company appointed Miguel Martin, President of Aurora USA and head of Reliva LLC, as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Miguel was subsequently appointed as the Chief Executive Officer and a director on September 8, 2020. Michael Singer, who served as Interim CEO following Terry Booth’s retirement in February 2020, stepped down from his temporary role and remains Executive Chairman. Miguel has deep, diverse experience in consumer-packaged goods, highly regulated industries and the U.S. cannabinoid industry and is well-positioned to execute the next phase of Aurora’s business transformation, with a focus on commercial strategy.

On September 22, 2020, Jason Dyck resigned as a director of the Company to pursue other opportunities.

Amendment to the Amended Credit Facility

On September 9, 2020, the Company entered into a third amendment (the “Third Amendment”) to its first amended and restated credit agreement dated September 4, 2019 with a syndicate of banks (as amended, the “Amended Credit Facility”). The Third Amendment provides for, inter alia, the following:

•	adjustment of the total funded debt-to-equity covenant to 0.28:1 for Q4 2020 and Q1 2021, and 0.25:1 thereafter;

•

a reduction in the EBITDA (as defined in the Amended Credit Facility) milestones, including those required for the trailing twelve-month period ending June 30, 2021 from $51 million to $20 million, and including delaying the requirement to generate positive EBITDA (as defined in the Amended Credit Facility) to the fiscal quarter ending December 31, 2020;

•	a reduction in the size of Facility A (which is the revolving facility) from $43 million to $15 million; and

•	a reduction in the size of Facility B (which is a non-revolving facility) from $118.5 million to $107.5 million.

These amendments are expected to provide additional flexibility during the Company’s business transformation.

Termination of Partnership with UFC

On September 8, 2020, the Company announced an agreement to terminate the partnership with UFC in consideration of a one-time payment of U.S.$30 million was made in Q1 2021. The decision to terminate the partnership reflects the evolution of the realities of the cannabis market and a focus on near term profit pools and is expected to avoid more than $150 million in fees, research costs, and marketing activation expenses over the next five years.

Resignation of Senior Strategic Advisor

On September 25, 2020, 280 Park ACI Holdings LLC resigned as senior advisor to the Company in order to pursue other commitments. 280 Park ACI Holdings LLC, the principal of which is Nelson Peltz, had been providing services to the Company since March 2019 with respect to its U.S. strategic initiatives.

Purported Class Action

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company, Michael Singer, and Glen Ibbott on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, amongst other things, that: the Company, Mr. Singer, and Mr. Ibbott violated U.S. federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and, as a result, the Company’s public statements were materially false and misleading. The deadline for filing motions for appointment of lead plaintiff and lead plaintiff’s counsel is December 1, 2020. We dispute the allegations in the complaint and intend to vigorously defend against the claims.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number, or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Information regarding the use of the net proceeds from each offering of the Securities will be set forth in the Prospectus Supplement relating to the offering of the Securities. This information will include the net proceeds to the Company from the sale of the Securities, the use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

As of October 28, 2020, the Company had 160,656,048 Common Shares issued and outstanding. Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since June 30, 2020, being the date of the Company’s most recently filed audited consolidated financial statements incorporated by reference in this Prospectus, other than:

•	the issuance of 42,359,118 Common Shares pursuant to the Company’s ATM Program for gross proceeds of approximately U.S.$214.7 million;

•	the issuance of 5,084 Common Shares on the exercise of stock options of the Company (the “Stock Options”) for gross proceeds of approximately $0.02 million;

•	the issuance of 56,469 Common Shares on the exercise of 56,469 restricted share units of the Company (“RSUs”);

•	the issuance of 4,924 Common Shares on the exercise of 4,924 deferred share units of the Company (“DSUs”);

•	the issuance of 2,171,355 Common Shares issued at a deemed price of $14.00 per share for milestone payments (“Milestone Payments”) in connection with a previous acquisition;

•	the issuance of 830,287 Common Shares issued at a deemed price of $8.12 per share in connection with an acquisition; and

•	the grant of Stock Options, RSUs and DSUs under the Company’s equity compensation plans,

each as described further below under “Prior Sales”; and

•

the execution of the Third Amendment to reduce the borrowing capacity of the Company resulting in outstanding balances of approximately $104.3 million on the Amended Credit Facility, as described under the heading “Our Business – Recent Developments - Amendment to the Amended Credit Facility”.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX and NYSE under the trading symbol “ACB”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of our Common Shares (reflecting the Company’s share consolidation completed on May 11, 2020) on the TSX and the NYSE for each of the months (or, if applicable, partial months) indicated during the 12-month period prior to the date of this Prospectus.

	TSX Price Range
Month	High	Low	Total Volume

October 2019	74.28	55.08	12,114,312

November 2019	61.80	33.84	21,814,914

December 2019	43.32	29.40	14,691,776

January 2020	36.24	23.52	17,038,165

February 2020	35.04	21.36	13,482,771

March 2020	22.80	10.44	21,282,474

April 2020	15.60	11.04	13,017,486

May 2020	26.79	7.50	75,656,069

June 2020	21.30	16.20	44,275,334

July 2020	17.41	13.57	24,880,400

August 2020	14.41	11.97	24,347,100

September 2020	12.68	6.10	55,191,400

October 1 – 27, 2020	7.50	5.18	70,157,808

Month	NYSE Price Range (in U.S.$)		Total Volume
	High	Low

October 2019	55.68	40.80	31,354,800

November 2019	47.04	25.68	57,863,500

December 2019	32.88	22.56	47,447,700

January 2020	27.84	18.00	57,817,300

February 2020	26.40	15.84	49,147,100

March 2020	17.16	7.20	64,991,600

April 2020	11.16	7.86	266,819,500

May 2020	19.68	5.30	463,303,300

June 2020	15.88	11.88	121,739,800

July 2020	12.90	10.13	74,008,200

August 2020	10.88	9.08	54,545,300

September 2020	9.73	4.56	175,305,800

October 1 – 27, 2020	5.71	3.93	250,998,066

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company since the year ended June 30, 2020. For details of all Common Shares issued during the year ended June 30, 2020, see the Company’s 2020 AIF.

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

July 2, 2020	Common Shares	ATM PROGRAM	3,768	U.S.$12.4766

July 3, 2020	Common Shares	RSU Release	20,046	$16.43

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

August 6, 2020	Common Shares	Exercise of Stock Options	223	$3.60

August 7, 2020	Common Shares	RSU Release	973	$14.21

August 11, 2020	Common Shares	Milestone Payment	2,171,355	$14.00

August 18, 2020	Common Shares	RSU Release	6,913	$13.29

August 18, 2020	Common Shares	Exercise of Stock Options	4,861	$3.60

August 27, 2020	Common Shares	RSU Release	15,694	$12.65

September 14, 2020	Common Shares	RSU Release	1,558	$9.94

September 14, 2020	Common Shares	ATM PROGRAM	238,400	U.S.$7.6559

September 16, 2020	Common Shares	ATM PROGRAM	828,909	U.S.$7.2685

September 17, 2020	Common Shares	ATM PROGRAM	600,000	U.S.$7.1828

September 18, 2020	Common Shares	ATM PROGRAM	1,407,209	U.S.$7.16

September 21, 2020	Common Shares	ATM PROGRAM	500,000	U.S.$6.8885

September 22, 2020	Common Shares	ATM PROGRAM	500,000	U.S.$6.702

September 23, 2020	Common Shares	ATM PROGRAM	1,200,000	U.S.$6.3241

September 25, 2020	Common Shares	Acquisition	830,287	$8.1183

September 25, 2020	Common Shares	ATM PROGRAM	3,000,000	U.S.$5.5107

September 28, 2020	Common Shares	DSU Release	1,285	$8.552

September 28, 2020	Common Shares	RSU Release	66	$9.94

September 28, 2020	Common Shares	ATM PROGRAM	3,028,643	U.S.$5.1551

September 29, 2020	Common Shares	ATM PROGRAM	1,000,000	U.S.$5.0401

September 30, 2020	Common Shares	ATM PROGRAM	2,820,729	U.S.$4.8585

October 1, 2020	Common Shares	RSU Release	10,814	$6.65

October 2, 2020	Common Shares	DSU Release	3,639	$6.668

October 2, 2020	Common Shares	ATM PROGRAM	795,967	U.S.$4.7635

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

October 5, 2020	Common Shares	ATM PROGRAM	750,000	U.S.$4.688

October 6, 2020	Common Shares	ATM PROGRAM	670,000	U.S.$4.6029

October 7, 2020	Common Shares	ATM PROGRAM	800,000	U.S.$4.6466

October 8, 2020	Common Shares	ATM PROGRAM	732,600	U.S.$4.5717

October 9, 2020	Common Shares	ATM PROGRAM	1,300,000	U.S.$4.5794

October 13, 2020	Common Shares	ATM PROGRAM	5,650,000	U.S.$4.9391

October 14, 2020	Common Shares	ATM PROGRAM	4,348,487	U.S.$5.2267

October 14, 2020	Common Shares	ATM PROGRAM	1,589,406	U.S.$4.978

October 15, 2020	Common Shares	ATM PROGRAM	1,275,000	U.S.$4.8096

October 16, 2020	Common Shares	ATM PROGRAM	1,330,000	U.S.$4.5942

October 19, 2020	Common Shares	ATM PROGRAM	2,050,000	U.S.$4.3096

October 20, 2020	Common Shares	RSU Release	101	$5.45

October 20, 2020	Common Shares	ATM PROGRAM	5,940,000	U.S.$4.0539

October 23, 2020	Common Shares	RSU Release	304	$6.12

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company following the year ended June 30, 2020. For details of all securities convertible or exercisable into Common Shares that were issued or granted during the year ended June 30, 2020, see the Company’s 2020 AIF.

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share

July 27, 2020	Stock Options	2,686	$14.00

September 10, 2020	Stock Options	131,211	$10.09

September 10, 2020	RSUs	523,313	N/A

September 10, 2020	DSUs	9,107	N/A

September 30, 2020	DSUs	1,967	N/A

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are considered at-the-market distributions made through the facilities of a stock exchange or stock market outside of Canada, including the NYSE. A description of such pricing will be disclosed in the applicable Prospectus Supplement. No at-the-market offering as defined in NI 44-102 will be made under this Prospectus in Canada or through the facilities of a stock exchange or stock market in Canada. We may offer different classes of Securities in the same offering, or we may offer different classes of Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If Securities sold pursuant to a Prospectus Supplement are acquired by underwriters for their own account, they may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. In addition, underwriters or agents may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or agents and/or commissions from the purchasers for which they may act as agent. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Warrants, Options, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Options, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Options, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Warrants, Options, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Options, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Options, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Options, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Warrants, Options, Subscription Receipts, Debt Securities or Units.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities. The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. To the extent required under applicable law, we will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms a part of the consideration for an acquisition or merger transaction, or unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for sale.

Subject to the foregoing, we may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under the Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. While the terms summarized below will apply generally to any Warrants that the Company may offer under the Prospectus, the Company will describe the material terms and conditions of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement filed in respect of such Warrants. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below. A copy of any warrant indenture governing the terms of Warrants will be filed on SEDAR in connection with any offering of Warrants under this Prospectus.

The material terms and conditions of each issue of Warrants will be described in the applicable Prospectus Supplement filed in respect of such Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	if applicable, the identity of the warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	any minimum or maximum subscription amount;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

•	any other material terms or conditions of the Warrants and the Common Shares to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise or the right to vote such underlying securities.

Options

We may issue or grant Options in connection with acquisitions, merger transactions, or to directors, officers employees or consultants, as applicable.

The material terms and conditions applicable to each Option issue will be described in the applicable Prospectus Supplement filed in respect of such Options. This description will include, where applicable:

•	the designation and aggregate number of Options;

•	the price at which the Options will be offered;

•	the currency or currencies in which the Options will be offered;

•	the date on which the right to exercise the Options will commence and the date on which the right will expire;

•	the number of Common Shares that may be issued upon exercise of each Option and the price and currency or currencies in which the Common Shares may be purchased upon exercise of each Option;

•	the date or dates, if any, on or after which the Options and the related securities will be transferable separately;

•	any resale restrictions and vesting criteria related to the Options;

•	any applicable accelerated vesting provisions applicable to the Options;

•	any early termination provisions relating to the Options;

•	any material risk factors relating to such Options and the Common Shares to be issued upon exercise of the Options;

•	any other rights, privileges, restrictions and conditions attaching to the Options and the Common Shares to be issued upon exercise of the Options;

•	material Canadian and United States federal income tax consequences of owning and exercising the Options; and

•	any other material terms or conditions of the Options and the Common Shares to be issued upon exercise of the Options.

Prior to the exercise of any Options, holders of Options will not have any of the voting or other rights applicable to holders of Common Shares.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to the Prospectus. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

In the event we issue Subscription Receipts, we will provide the original purchasers of Subscription Receipts a contractual right of rescission exercisable following the issuance of Common Shares to such purchasers.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

•	the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the subscription receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the “Indenture”), to be entered into among the Company and a trustee. If the Debt Securities are offered or sold in the United States or to a U.S. person, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information. Prospective investors also should refer to the Indenture for a complete description of all terms relating to the Debt Securities. We will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities. We will also file the final Indenture for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•

any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

•	whether the payment of principal, interest and premium, if any, on the Debt Securities will be our senior, senior subordinated or subordinated obligations;

•	whether payment of principal, interest and premium, if any, on the Debt Securities will be secured by certain assets of the Company and any applicable guarantors;

•	whether payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

•

the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

•	the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

•

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

•

whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•	whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

•

the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company’s other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

•

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

The Company will file with the trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act.

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the trustee:

•

within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

•

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

•	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

•

the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

•	the entire principal and interest of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•

the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

•

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more supplemental indentures (each, a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

•	evidence its successor under the Indenture;

•	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

•

change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

Unless otherwise provided for in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

If the Debt Securities are offered or sold in the United States or to a U.S. person, then, unless otherwise provided for in the applicable Prospectus Supplement for an offering of Debt Securities, under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The material terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision to purchase any Securities, investors should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described in the 2020 AIF, in the 2020 MD&A and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, in the 2020 AIF, in the 2020 MD&A, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the 2020 AIF, in the 2020 MD&A, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks Related to our Common Shares

The price of our Common Shares historically has been volatile. This volatility may affect the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares.

The market price for our Common Shares on the TSX has varied between a high of $61.80 on October 28, 2019 (adjusted to reflect the Company’s share consolidation completed on May 11, 2020) and a low of $5.18 on October 19, 2020 in the twelve-month period ending on October 28, 2020, and on the NYSE has varied between a high of U.S.$47.28 on October 28, 2019 (adjusted to reflect the Company’s share consolidation completed on May 11, 2020) and a low of U.S.$3.93 on October 19, 2020. This volatility may affect the price at which you could sell our Common Shares, and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “Risks Related to our Business;” variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

We may not pay dividends in the future.

We have not paid dividends in the past and do not anticipate paying dividends in the near future. We expect to retain our earnings to finance further growth and, when appropriate, retire debt. Any decision to pay dividends on our Common Shares in the future will be at the discretion of our board of directors (the “Board”) and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in our Common Shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

As of October 28, 2020, we had outstanding approximately 160,656,048 Common Shares and securities exercisable for and convertible into approximately 9,983,753 Common Shares (of which approximately 7,688,756 were exercisable as of that date). The sale or the availability for sale of a large number of our Common Shares in the public market could cause the price of our Common Shares to decline.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•

a determination that our Common Shares are “penny stock,” which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Risks Related to Future Offerings

There is no existing trading market for the Warrants, Options, Subscription Receipts, Debt Securities or Units.

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). We may not list the Warrants, Options, Subscription Receipts, Debt Securities or Units on any Canadian or U.S. securities exchange.

Future Sales May Affect the Market Price of the Company’s Common Shares.

In order to finance future operations, we may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. These sales may have an adverse impact on the market price of our Common Shares.

Our management will have substantial discretion concerning the use of proceeds.

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

•

the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

AGENT FOR SERVICE OF PROCESS

Miguel Martin, the Chief Executive Officer and a director of the Company, and Margaret Shan Atkins and Lance Friedmann, directors of the Company, reside outside of Canada. Each of Miguel Martin, Margaret Atkins and Lance Friedmann has appointed McMillan LLP, at its office located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by (i) McMillan LLP, Vancouver, B.C., with respect to matters of Canadian law, and (ii) Jenner & Block LLP with respect to matters of United States law.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•

KPMG LLP, Chartered Professional Accountants, as the external auditor of the Company who reported on the Company’s 2020 and 2019 annual financial statements, as filed on SEDAR and incorporated into this Prospectus by reference.

KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the offering of the Securities. The Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the accompanying exhibits and schedules, as certain items that are not included in the Prospectus are included in the Registration Statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in the Prospectus, we refer you to the Registration Statement and the accompanying exhibits and schedules. Statements contained in the Prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved. Such contracts, agreements, or other documents are or will also be filed by the Company on SEDAR at www.sedar.com in accordance with applicable Canadian securities laws.

We are subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, we are required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

•	the annual information form;

•	management’s annual discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

•	other information specified by the Form 40-F.

As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and NYSE; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

(i)	the documents set out under the heading “Documents Incorporated by Reference”;

(ii)	the consents of the Company’s auditor and legal counsel;

(iii)	the powers of attorney from the directors and certain officers of the Company; and

(iv)	the form of Indenture.

A copy of the form of any warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the BCBCA. Other than Martin Miguel, Margaret Shan Atkins and Lance Friedman, all of our directors and officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.